FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of July, 2005

Tyler Resources Inc.

(Translation of registrant's name into English)

#500, 926 - 5th Ave. S.W.

Calgary, Alberta T2P 0N7

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                                 Form 20-F     X       Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                  Yes             No     X

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tyler Resources Inc.

(Registrant)

Date July 21, 2005

“Barbara O’Neill”

Barbara O'Neill, Secretary

                                   Yes             No     X

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

TYLER RESOURCES INC.

#500, 926 – 5TH Avenue S.W., Calgary, Alberta, T2P 0N7 Phone: (403) 269-6753, Fax: (403) 266-2606

TSX VENTURE SYMBOL: TYS                             NEWS FOR RELEASE: July 21, 2005

NEWS RELEASE 05-21

For Further Information Contact:

Jean Pierre Jutras or James Devonshire at 1-403-269-6753

Web:  www.tylerresources.com

Stock Options Granted

Tyler Resources Inc. has granted stock options for 400,000 common shares under its 2002 Stock Option Plan.  A total of 200,000 common shares have been granted to a director at a price of $1.00 per share and 200,000 shares to an employee at a price of $1.18 per share, each with an expiry period of five years.

“James Devonshire”

James Devonshire

CEO/Director

The TSX Venture Exchange has neither approved nor disapproved of the contents of this press release.

All statements, other than statements of historical fact, in this news release are forward-looking statements that involve various risks and uncertainties, including, without limitation, statements regarding the potential extent of mineralization and reserves, exploration results and future plans and objectives of Tyler Resources Inc. These risks and uncertainties include, but are not restricted to, the amount of geological data available, the uncertain reliability of drilling results and geophysical and geological data and the interpretation thereof and the need for adequate financing for future exploration and development efforts.  There can be no assurance that such statements will prove to be accurate. Actual results and future events could differ materially from those anticipated in such statements.  These and all subsequent written and oral forward-looking statements are based on the estimates and opinions of management on the dates they are made and are expressly qualified in their entirety by this notice.  The Company assumes no obligation to update forward-looking statements should circumstances or management's estimates or opinions change.